Exhibit 4.5

English Translations for Reference

The Supplementary Agreement

This Agreement was entered into in Guangzhou on 4 December, 2020 among the following parties:

Party A: CISG Holdings Ltd., a limited liability company registered and incorporated under the laws of the British Virgin Islands

Party B: , a citizen of the People's Republic of China, ID number:

Party C: Fanhua Employees Holding Limited, a limited liability company registered and incorporated under the laws of British Virgin Islands

Company: Fanhua Inc., a limited liability company registered and incorporated under the laws of Cayman Islands, the parent company of Party A

WHEREAS:

An Entrusted Share Purchase Agreement and the Loan Agreement (the “Agreements”) were entered into among Party A, Party B and Party C on August 1, 2018, pursuant to which Party B agreed to subscribe for the shares of Fanhua Inc. (the “Shares”) and entrusted Party C to hold the shares on his/her behalf. To fund the share subscription, Party B applied for a loan under the conditions of promising to achieve certain performance goals and pledging the shares subscribed by Party B as guarantees. Since Party B failed to achieve the agreed performance targets, the parties hereby agree to rescind the Agreements as follows:

1. The Entrusted Share Purchase Agreement, the Loan Agreement and relevant supplementary agreements (the “Agreements”) signed by the parties shall be rescinded upon the effective date of this Agreement. The rights and obligations of the parties agreed upon in the Agreements shall be null and void thereafter, and no party shall bear any liability for breach of contract.

2. Party B agrees to return the subscribed shares held by Party C to Party A and its parent company within 15 working days from the effective date of this Agreement, and to cooperate with Party A and its parent company in completing the procedures for cancelling such Shares; Party A agrees that the liabilities (specifically 90% of the subscription price) borrowed by Party B for the subscription of the Shares from Party A are released from the aforementioned effective date.

3. Party A agrees to return the subscription funds (specifically 10% of the subscription price) paid at the time of shares subscription to Party C within 15 working days from the effective date of this agreement, and Party C agrees to return the funds to Party B within 15 working days upon receipt of such funds.

4. Whereas the Entrusted Share Purchase Agreement, the Loan Agreement and relevant supplementary agreements shall be null and void from the effective date of this Agreement and therefore, Party B shall be released from the obligation to pay interests on the loans to Party A during the term of the Agreements and Party B and Party C’s rights to dividend during the term of the Agreements shall also be relinquished from the effective date of this Agreement.

5. This Agreement shall enter into force on the date of signing of the Agreement.

6. This Agreement is executed in four originals, with each party holding one original and all originals having the same legal effect.

Party A: CISG Holdings Ltd

Party B:

Party C: Fanhua Employees Holding Limited

Company: Fanhua Inc